UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

For Immediate Release:	July 31, 2012

Consolidated Financial Statements for the First Quarter of Fiscal 2012 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Hisaaki Hirama	General Manager of Accounting
Phone:	+81-3-5224-2030

Filing of Shihanki Hokokusho (scheduled):	August 14, 2012	Commencement of Dividend Payment (scheduled):	—
		Trading Accounts:	Established
Supplementary Materials on Quarterly Results:	Attached
IR Conference on Quarterly Results:	Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2012 (for the three months ended June 30, 2012)

(1) Consolidated Results of Operations

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2012	738,048	16.6	209,141	80.7	183,920	90.8
1Q F2011	632,871	(11.2)	115,729	(45.3)	96,364	(35.6)

Note:	Comprehensive Income: 1Q F2012: ¥(1,587) million, —%; 1Q F2011 ¥32,295 million, (71.2)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2012	7.65	7.25
1Q F2011	4.42	4.14

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2012	165,058,363	6,604,055	2.9
Fiscal 2011	165,360,501	6,869,295	2.9

Reference:	Own Capital: As of June 30, 2012: ¥4,811,544 million; As of March 31, 2012: ¥4,909,437 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2011	—	3.00	—	3.00	6.00
Fiscal 2012	—
Fiscal 2012 (estimate)		3.00	—	3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2012 (for the fiscal year ending March 31, 2013)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2012	—	—	—
Fiscal 2012	500,000	3.1	20.45

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2012: No
	2.	The average number of shares of outstanding common stock for fiscal 2012 used in calculating the above Net Income per Share of Common Stock is based on the following:
		•	The average of “the average number of shares during 1Q” and “the number of shares as of June 30, 2012 (which is expected to be the average number of shares during the remaining term of fiscal 2012)” is used.
		•	It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

Mizuho Financial Group, Inc.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: Yes

„ Restatements: No

(Note)	As changes during this period correpond to changes in accounting policies which are difficult to distinguish from changes in accounting estimates, “Changes in accounting policies due to revisions of accounting standards, etc.” and “Changes in accounting estimates” are presented with “Yes”. For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1- 3 of the attachment.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of June 30, 2012	24,051,382,407 shares	As of March 31, 2012	24,048,165,727 shares
‚ Period-end treasury stock:	As of June 30, 2012	23,900,260 shares	As of March 31, 2012	37,046,418 shares
ƒ Average outstanding shares (first quarter):	1Q Fiscal 2012	24,019,682,126 shares	1Q Fiscal 2011	21,781,235,544 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into "one bank," and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2011	—	10.00	—	10.00	20.00
Fiscal 2012	—
Fiscal 2012 (estimate)		10.00	—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2011	—	15.00	—	15.00	30.00
Fiscal 2012	—
Fiscal 2012 (estimate)		15.00	—	15.00	30.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Qualitative Information related to Financial Statements	p.1-2
	(1) Qualitative Information related to Consolidated Results of Operations	p.1-2
	(2) Qualitative Information related to Consolidated Financial Conditions	p.1-2
	(3) Qualitative Information related to Consolidated Earnings Estimates	p.1-2

2.	Matters related to Summary Information (Notes)	p.1-3
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-3

3.	Quarterly Consolidated Financial Statements	p.1-4
	(1) Consolidated Balance Sheets	p.1-4
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-6
	(3) Note for Assumption of Going Concern	p.1-8
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-8
	(5) Additional Information	p.1-8

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Qualitative Information related to Financial Statements

(Please refer to “Summary of Financial Results for the First Quarter of Fiscal 2012” for more information.)

(1) Qualitative Information related to Consolidated Results of Operations

Reviewing the economic environment during the first quarter of fiscal 2012, destabilization of the international financial and capital markets caused by the debt problems in Europe is continuing and the decline in exports to Europe is impacting the real economies of newly developing countries. As a result, the recovery of the global economy still remains weak and economic slowdown is spreading as a whole.

In the United States, gradual recovery in the economy continues, but the speed of recovery of production and employment is slowing down currently. As for the future direction of the economy, in addition to the fact that the government is pressed to implement a tight fiscal policy due to the constraints imposed by the debt ceiling, there is still pressure to squeeze debt on a household level, increasing the downside risks to the economy. In Europe, there is continuing economic negative growth, with the fiscal problems experienced by certain countries impacting the real economy. As a result of the re-election, although concern over Greece leaving the Euro has decreased for the present, Spain is now requesting financial assistance from the EU, indicating that the future of the European economy holds little prospect of a drastic speedy fix for the Euro-area’s debt problems, and it is difficult to predict the effects on the global economy.

In Asia, although the region continues to maintain relatively strong economic growth, its economy is slowing as a whole from the impact of, among others, the decline in exports associated with the economic stagnation in Europe.

In Japan, domestic demand such as capital investment and personal consumption is steadily improving against the backdrop of policy effects from the demand in relation to reconstruction efforts or government subsidies for eco-friendly car purchases and the economy is continuing a gradual recovery. As for the future direction of the economy, while stronger signs of recovery are expected, there are several causes for concern, such as the downturn in the overseas economies associated with the growing concern over the Euro-area’s debt problems, the appreciation of the value of the yen against other currencies and electricity shortages, posing a risk that these factors will act as a drag on economic growth.

Under the foregoing business environment, we recorded Net Income of ¥183.9 billion for the first quarter of the fiscal year ending March 31, 2013.

(2) Qualitative Information related to Consolidated Financial Conditions

Consolidated total assets as of June 30, 2012 amounted to ¥165,058.3 billion, decreasing by ¥302.1 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,604.0 billion, decreasing by ¥265.2 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥4,871.9 billion, Accumulated Other Comprehensive Income amounted to ¥(60.4) billion, and Minority Interests amounted to ¥1,791.0 billion.

In Assets, Securities were ¥50,439.7 billion, decreasing by ¥953.1 billion from the end of the previous fiscal year and the balance of Loans and Bills Discounted amounted to ¥63,645.6 billion, decreasing by ¥154.8 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥78,215.3 billion, decreasing by ¥596.5 billion from the end of the previous fiscal year.

(3) Qualitative Information related to Consolidated Earnings Estimates

As for earnings estimates for fiscal 2012, we estimate Net Income of ¥500.0 billion on a consolidated basis as announced on May 15, 2012.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend for a description of the factors that could affect our ability to meet these estimates.

1-2

Mizuho Financial Group, Inc.

2. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

Mizuho Financial Group and its domestic consolidated subsidiaries have applied the depreciation method based on the revised Corporation Tax Law to tangible fixed assets newly booked on or after April 1, 2012 beginning with the first quarter of fiscal 2012, following the revision of the Corporation Tax Law. The effect of this application on the consolidated statement of income is immaterial.

1-3

Mizuho Financial Group, Inc.

3. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2012	As of June 30, 2012
Assets
Cash and Due from Banks	¥7,278,477	¥7,555,206
Call Loans and Bills Purchased	249,032	289,182
Receivables under Resale Agreements	7,123,397	8,622,735
Guarantee Deposits Paid under Securities Borrowing Transactions	6,406,409	6,277,718
Other Debt Purchased	1,542,062	1,423,475
Trading Assets	14,075,005	13,896,101
Money Held in Trust	71,414	63,630
Securities	51,392,878	50,439,752
Loans and Bills Discounted	63,800,509	63,645,662
Foreign Exchange Assets	1,016,665	964,407
Derivatives other than for Trading Assets	4,474,729	4,212,053
Other Assets	2,871,153	2,719,975
Tangible Fixed Assets	923,907	914,664
Intangible Fixed Assets	485,995	478,638
Deferred Tax Assets	359,987	456,629
Customers’ Liabilities for Acceptances and Guarantees	3,980,644	3,755,861
Reserves for Possible Losses on Loans	(691,760)	(657,318)
Reserve for Possible Losses on Investments	(10)	(12)

Total Assets	¥165,360,501	¥165,058,363

1-4

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2012	As of June 30, 2012
Liabilities
Deposits	¥78,811,909	¥78,215,389
Negotiable Certificates of Deposit	11,824,746	12,877,702
Call Money and Bills Sold	5,668,929	5,982,084
Payables under Repurchase Agreements	12,455,152	13,688,994
Guarantee Deposits Received under Securities Lending Transactions	7,710,373	7,269,266
Commercial Paper	362,694	354,577
Trading Liabilities	8,215,668	7,840,371
Borrowed Money	14,763,870	14,874,978
Foreign Exchange Liabilities	233,184	197,125
Short-term Bonds	538,198	451,898
Bonds and Notes	4,783,180	4,770,541
Due to Trust Accounts	1,003,129	1,079,154
Derivatives other than for Trading Liabilities	4,288,356	3,668,981
Other Liabilities	3,610,067	3,221,452
Reserve for Bonus Payments	38,577	6,077
Reserve for Employee Retirement Benefits	36,053	36,153
Reserve for Director and Corporate Auditor Retirement Benefits	2,256	1,692
Reserve for Possible Losses on Sales of Loans	8	12
Reserve for Contingencies	24,559	24,879
Reserve for Reimbursement of Deposits	15,769	14,052
Reserve for Reimbursement of Debentures	20,193	22,482
Reserves under Special Laws	1,221	1,196
Deferred Tax Liabilities	19,219	16,138
Deferred Tax Liabilities for Revaluation Reserve for Land	83,243	83,242
Acceptances and Guarantees	3,980,644	3,755,861

Total Liabilities	¥158,491,206	¥158,454,308

Net Assets
Common Stock and Preferred Stock	¥2,254,972	¥2,254,972
Capital Surplus	1,109,783	1,109,508
Retained Earnings	1,405,066	1,512,329
Treasury Stock	(7,074)	(4,820)

Total Shareholders’ Equity	4,762,749	4,871,990

Net Unrealized Gains (Losses) on Other Securities	37,857	(191,698)
Deferred Gains or Losses on Hedges	67,045	85,263
Revaluation Reserve for Land	144,635	144,634
Foreign Currency Translation Adjustments	(102,850)	(98,645)

Total Accumulated Other Comprehensive Income	146,687	(60,445)

Stock Acquisition Rights	2,158	1,492
Minority Interests	1,957,699	1,791,017

Total Net Assets	6,869,295	6,604,055

Total Liabilities and Net Assets	¥165,360,501	¥165,058,363

1-5

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENTS OF INCOME]

	Millions of yen
	For the three months ended June 30, 2011	For the three months ended June 30, 2012
Ordinary Income	¥632,871	¥738,048
Interest Income	344,355	340,819
Interest on Loans and Bills Discounted	219,325	220,571
Interest and Dividends on Securities	78,471	78,057
Fiduciary Income	10,001	9,647
Fee and Commission Income	126,491	121,990
Trading Income	42,260	56,220
Other Operating Income	65,104	158,497
Other Ordinary Income	44,658	50,872

Ordinary Expenses	517,141	528,907
Interest Expenses	79,628	81,579
Interest on Deposits	24,367	23,550
Interest on Debentures	291	—
Fee and Commission Expenses	27,969	28,960
Trading Expenses	—	324
Other Operating Expenses	21,832	15,361
General and Administrative Expenses	321,563	306,716
Other Ordinary Expenses	66,148	95,963

Ordinary Profits	115,729	209,141

Extraordinary Gains	194	36

Extraordinary Losses	1,134	2,371

Income before Income Taxes and Minority Interests	114,788	206,805

Income Taxes:
Current	8,804	67,632
Deferred	(13,380)	(66,026)
Total Income Taxes	(4,576)	1,606

Income before Minority Interests	119,365	205,198

Minority Interests in Net Income	23,000	21,278

Net Income	¥96,364	¥183,920

1-6

Mizuho Financial Group, Inc.

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

	Millions of yen
	For the three months ended June 30, 2011	For the three months ended June 30, 2012
Income before Minority Interests	¥119,365	¥205,198
Other Comprehensive Income	(87,069)	(206,786)
Net Unrealized Gains (Losses) on Other Securities	(93,442)	(229,019)
Deferred Gains or Losses on Hedges	4,535	18,173
Revaluation Reserve for Land	—	(0)
Foreign Currency Translation Adjustments	1,238	1,920
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	598	2,139

Comprehenshive Income	32,295	(1,587)

Comprehensive Income Attributable to Owners of the Parent	11,340	(23,212)
Comprehensive Income Attributable to Minority Interests	20,955	21,624

1-7

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

(5)Additional Information

Mizuho Securities USA Inc., one of our subsidiaries, had been responding to requests for information and investigation from the U.S. Securities and Exchange Commission concerning the structuring and offering of certain securitization transactions involving subprime mortgages and entered into a settlement agreement with that Commission in July this year. The settlement amount incurred in this matter ($127 million) was mostly reserved in the financial statements of the previous fiscal year. The effect of this matter on business results of this fiscal year is immaterial.

1-8

MIZUHO

Channel to Discovery

July 31st, 2012

Mizuho Financial Group

Summary of Financial Results for the First Quarter of Fiscal 2012 <Under Japanese GAAP> July 31st, 2012

2-1 Summary of Income Analysis P. 2-2 Loan Balance and Domestic Loan-and-Deposit Rate Margin P. 2-3 Non-interest Income P. 2-4 Financial Soundness P. 2-5 (Reference) Difference between Consolidated and 3 Banks P. 2-6 Exposure to GIIPS Countries P. 2-7 Contents Definitions 3 Banks : Aggregate figures for Mizuho Bank (BK), Mizuho Corporate Bank (CB) and Mizuho Trust & Banking (TB) on a non-consolidated basis

2-2 Gross Profits of the 3 Banks increased by JPY 92.8Bn on a year-on-year basis Income from Trading & Others increased by JPY 95.6Bn Despite an increase in income from overseas business, particularly from Asia, total income from Customer Groups including domestic business decreased by JPY 2.7Bn Aggregated Consolidated Gross Profits (Net Operating Revenues) of Mizuho Securities and Mizuho Investors Securities increased by JPY 7.9Bn on a year-on-year basis G&A Expenses of the 3 Banks decreased by JPY 7.2Bn on a year-on-year basis mainly due to our continued efforts in overall cost reduction Summary of Income Analysis Consolidated Credit-related Costs amounted to a net reversal primarily due to improved obligor classifications achieved through our business revitalization support to corporate customers and other factors Consolidated Net Gains (Losses) related to Stocks decreased by JPY 67.2Bn on a year-on-year basis to Net Losses of JPY 62.2Bn, mainly due to recording impairment losses for certain stocks reflecting a decline in stock prices Mizuho Securities recorded a profit (Net Income JPY 5.4Bn) Consolidated Net Business Profits JPY 251.4Bn (Y-o-Y increase of JPY 122.5Bn) Consolidated Net Income JPY 183.9Bn (Y-o-Y increase of JPY 87.5Bn) The progress is about 36% on our planned net income for full fiscal 2012 (JPY 500.0Bn)

(JPY Bn)

Consolidated

1Q of Fy2012

(Apr. 1 – Jun. 30, 2012)

Change from 1Q of FY2011

Consolidated Gross Profits

560.9

102.1

Consolidated Net Business Profits *1

251.4

122.5

Credit-related Costs

16.0

5.4

Net Gains (Losses) related to Stocks

-62.2

-67.2

Ordinary Profits

209.1

93.4

Consolidated Net Income

183.9

87.5

*1 Consolidated Gross Profits – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

(JPY Bn)

1Q of FY2012

(Apr. 1 – Jun. 30, 2012)

Change from 1Q of FY2011

Gross Profits 451.7 92.8

Customer Groups 282.1 -2.7

Trading & Others 169.6 95.6

G&A Expenses

(excluding Non-Recurring Losses) -209.2 7.2

Net Business Profits 242.4 100.1

Credit-related Costs 8.4 -8.2

Net Gains (Losses) related to Stocks -75.0 -70.6

Ordinary Profits 154.9 48.8

Net Income 159.2 50.4

Loan Balance and Domestic Loan-and-Deposit Rate Margin

Loan Balance *1

Average Balance (JPY Tn) (3 Banks, banking account)

Overseas *2
Domestic
65.8
68.0
66.7
63.0
61.0
61.1
60.8
63.8
62.6
9.3
7.7
8.0
7.3
6.3
6.8
7.0
9.2
8.6
56.5
60.2
58.6
55.6
54.6
54.3
53.7
54.5
54.0
1H FY2008
2H FY2008
1H FY2009
2H FY2009
1H FY2010
2H FY2010
1H FY2011
2H FY2011
1Q FY2012

Period-end Balance (JPY Tn)

Total	66.6	69.7	63.5	61.5	61.3	62.2	60.8	63.1	62.8

Domestic Loan-and-Deposit Rate Margin *3

(2 Banks)

MIZUHO
2-3
Mizuho Financial Group

2-3 The average loan balance for 1Q FY2012 decreased by JPY 1.1Tn from that for 2H FY2011, due to a decrease in loans to the Japanese Government, the foreign exchange translation impact on overseas loans and other factors The overseas loan balance increased from that for 2H FY2011, excluding the foreign exchange translation impact Loan Balance and Domestic Loan-and-Deposit Rate Margin *3: Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government Domestic Loan-and-Deposit Rate Margin *3 Loan Balance *1 (3 Banks, banking account) *1: Excluding loans to Mizuho Financial Group, Inc. *2: Overseas represents loans booked at overseas branches and offshore, including foreign exchange translation impact Average Balance (%) (2 Banks) Period-end Balance Overseas *2 Domestic 65.8 63.8 60.8 61.1 61.0 63.0 66.7 68.0 62.6 (JPY Tn) (JPY Tn) Domestic loan-and-deposit rate margin (2 Banks) for 1Q FY2012 decreased by 0.03% from that for 2H FY2011, due to a decrease in return on loans and bills discounted 0.20 0.40 0.00 3Q 1.30% 4Q 1.30% 1Q 1.32% 2Q 1.31% 70 65 60 55 50 45 40 0 1H FY 2008 2H FY 2008 1H FY 2009 2H FY 2009 1H FY 2010 2H FY 2010 1H FY 2011 2H FY 2011 1Q FY 2012 Total 66.0 69.7 63.5 61.5 61.3 62.2 60.8 63.1 62.8 1.80 1.60 1.40 1.20 0.20 0.00 (%) 1.79 1.74 1.61 1.55 1.49 1.45 1.39 1.37 1.33 1H FY2008 2H FY2008 1H FY2009 2H FY2009 1H FY2010 2H FY2010 1H FY2011 2H FY2011 1Q FY2012 Return on Loans and bills Discounted a Loan and Deposit Rate Mergin a-b Costs of Deposits and Debentures b

0.34 0.28 0.19 0.15 0.12 0.08 0.07 0.06 0.06

1.44 1.46 1.41 1.39 1.36 1.36 1.32 1.30 1.27

9.3 7.7 8.0 7.3 6.3 6.8 7.0 9.2 8.6

56.5 60.2 58.6 55.6 54.6 54.6 54.3 53.7 54.5 54.0

2-4 Non-interest Income Non-interest Income from Customer Groups (3 Banks) (managerial accounting *1) 93.6 93.3 0.3 (Rounded figures other than total) (JPY Bn) Non-interest Income from Customer Groups for 1Q FY2012 slightly increased on a year-on-year basis to JPY 93.6Bn +0.3 0 Solution Business-related: –JPY 3.0Bn Investment Trusts & Individual Annuities: +JPY 1.0Bn Settlement & Foreign Exchange: +JPY 0.0Bn International Business: +JPY 4.0Bn Trust & Asset Management *2: –JPY 1.0Bn Others: –JPY 2.0Bn *1: With the implementation of the “substantive one bank” structure, new managerial accounting rules have been applied since the beginning of FY2012. The figures for 1Q FY2011 on this slide were calculated based on the new rules (The impact of the changes in rules for 1Q FY2011 was approx. + JPY 10.0Bn) *2: Trust & Asset Management Business of TB <Breakdown of changes on a year-on-year basis>

100 90 80 70 60 1Q FY2011 1Q FY2012

Financial Soundness

(3 Banks)

Disclosed Claims under the Financial Reconstruction Law
NPL Ratio
(JPY Tn)
1.5
1.0
0.5
0.0
2.5%
2.0%
1.5%
0.0%
1.31
1.20
1.16
1.17
1.91%
1.72%
1.63%
1.66%
Mar. 2010
Mar. 2011
Mar. 2012
Jun. 2012

Unrealized Gains / Losses on Other Securities [*1]

(Consolidated)

Japanese Stocks
Japanese Bonds
Other
(JPY Tn)
0.5
0.0
-0.5
Total 0.26
Total 0.00
Total 0.09
Total -0.18
Mar. 2010
Mar. 2011
Mar. 2012
Jun. 2012

Net Deferred Tax Assets

(Consolidated)

MIZUHO

2-5

Mizuho Financial Group

2-5 Financial Soundness Disclosed Claims under the Financial Reconstruction Law and NPL Ratio (JPY Tn) (3 Banks) Unrealized Gains / Losses on Other Securities *1 *1: The base amount to be recorded directly to Net Assets after tax and other necessary adjustments (JPY Tn) The balance of Disclosed Claims under the Financial Reconstruction Law as of June 30, 2012 was almost unchanged from that as of March 31, 2012 NPL Ratio remained at a low level of 1.66% Unrealized Gains (Losses) on Other Securities for 1Q FY2012 decreased on a year-on-year basis mainly due to a decline in stock prices. However, the amount of Unrealized Losses as of Jun. 2012 was limited Total 0.26 Total 0.00 Total 0.09 Total—0.18 Net Deferred Tax Assets 0.0% (Consolidated) (Consolidated)

Disclosed Claims under the Financial Reconstruction Law NPL Ratio

1.5 1.0 0.5 0.0

1.31 1.91% Mar. 2010 1.20 1.72% Mar. 2011 1.16 1.63% Mar. 2012 1.17 1.66% Jun. 2012

2.5% 2.0% 1.5% 0.0%

0.5 0.0 -0.5

Mar. 2010 Mar. 2011 Mar. 2012 Jun. 2012

(JPY Bn) 2012 Jun. Change from Mar. 2012 2012 Mar.

Net Deferred Tax Assets 440.4 99.7 340.7

2-6 Difference in Net Income between Consolidated and 3 Banks (Reference) Difference between Consolidated and 3 Banks The difference in Net Income between Consolidated and 3 Banks for 1Q FY2012 was JPY 24.6Bn, a year-on-year increase of JPY 37.0Bn from that for 1Q FY2011 The improvement in the financial results of Mizuho Securities was the main factor for the increase Financial Results of Mizuho Securities 3 Banks Consolidated 3 Banks 159.2 Consolidated 183.9 +24.6 +5.4 -0.5 +3.3 +11.2 +5.1 SC (Consolidated) Major overseas subsidiaries of CB Mizuho Credit Guarantee Other subsidiaries, consolidation adjustments, etc. (JPY Bn) Despite the severe business environment due to the European debt problem, Mizuho Securities recorded net profit for the first time since 2Q FY2010 Net Operating Revenues increased mainly due to the solid performance in trading of bonds and others SG&A Expenses decreased mainly as a result of the “Business Foundation Strengthening Program” IS (Consolidated)

(JPY Bn) 200 180 160 140 120 100 80 60 40 20 0

Net Operating Revenues 52.9 8.8 44.0

SG&A Expenses -48.1 7.0 -55.1

Ordinary Income (Loss) 5.3 16.0 -10.6

Net Income (loss) 5.4 13.9 -8.5

1Q of FY 2012 Change from 1Q of FY2011 1Q of FY 2011

2-7 (Reference) Exposure to GIIPS Countries (3 Banks) (managerial accounting) The balance of GIIPS sovereign bonds is zero Exposure to GIIPS countries is limited to USD 3.47Bn, which is equivalent to approx. 0.8% of total overseas exposure The majority of the exposure to Italy and Spain is to large blue-chip companies Exposure (Jun. 2012)Country Exposure Greece USD 0.07Bn Ireland USD 0.31BnItaly USD 1.39Bn Portugal USD 0.27Bn Spain USD 1.40Bn Total USD 3.47Bn

2-8 Forward-looking Statements Important Notice This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations. Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information— Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2012

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

— FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2012	See above Notes		Page

1. Income Analysis	CON	NON	3- 1

2. Net Gains/Losses on Stocks	NON		3- 3

3. Unrealized Gains/Losses on Securities	CON	NON	3- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3- 6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3- 7

6. Status of Deposits and Loans	NON		3- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2012

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2012
			Change	First Quarter of Fiscal 2011	Fiscal 2011
Consolidated Gross Profits	1	560.9	102.1	458.7	2,003.0
Net Interest Income	2	259.2	(5.4)	264.7	1,088.3
Fiduciary Income	3	9.6	(0.3)	10.0	49.0
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	93.0	(5.4)	98.5	458.9
Net Trading Income	6	55.8	13.6	42.2	150.3
Net Other Operating Income	7	143.1	99.8	43.2	256.4
General and Administrative Expenses	8	(306.7)	14.8	(321.5)	(1,283.8)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(9.1)	(0.2)	(8.8)	(42.5)
Reversal of Reserves for Possible Losses on Loans, etc.	10	25.1	5.6	19.5	70.3
Net Gains (Losses) related to Stocks	11	(62.2)	(67.2)	5.0	(38.1)
Equity in Income from Investments in Affiliates	12	(1.3)	5.1	(6.4)	2.6
Other	13	2.4	33.0	(30.6)	(62.9)

Ordinary Profits	14	209.1	93.4	115.7	648.5

Net Extraordinary Gains (Losses)	15	(2.3)	(1.3)	(0.9)	67.8
Gains on Negative Goodwill incurred	16	—	—	—	91.1
Income before Income Taxes and Minority Interests	17	206.8	92.0	114.7	716.4
Income Taxes	18	(1.6)	(6.1)	4.5	(152.8)
Income before Minority Interests	19	205.1	85.8	119.3	563.6
Minority Interests in Net Income	20	(21.2)	1.7	(23.0)	(79.1)

Net Income	21	183.9	87.5	96.3	484.5

Credit-related Costs (including Credit Costs for Trust Accounts)	22	16.0	5.4	10.6	27.7

Credit-related Costs [22]  =  Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	23	251.4	122.5	128.9	719.1

Consolidated Net Business Profits [23]  =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	24	148	(6)	154	149
Number of affiliates under the equity method	25	23	1	22	23

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		First Quarter of Fiscal 2012					First Quarter of Fiscal 2011	Fiscal 2011
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	229.3	196.0	26.3	451.7	92.8	358.8	1,607.5
Net Interest Income	2	129.0	91.7	9.4	230.2	(10.8)	241.0	983.1
Fiduciary Income	3			9.4	9.4	(0.3)	9.8	48.4
Trust Fees for Loan Trust and Jointly Operated Designated Money Trust	4			—	—	(0.0)	0.0	3.0
Credit Costs for Trust Accounts	5			—	—	—	—	—
Net Fee and Commission Income	6	33.1	25.7	3.1	62.1	2.5	59.6	304.8
Net Trading Income	7	12.2	5.3	0.2	17.8	4.7	13.0	45.9
Net Other Operating Income	8	54.8	73.2	3.9	132.0	96.8	35.2	225.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(132.8)	(57.7)	(18.6)	(209.2)	7.2	(216.5)	(879.3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	10	96.5	138.3	7.6	242.4	100.1	142.3	728.1

Reversal of (Provision for) General Reserve for Possible Losses on Loans	11	—	—	—	—	10.0	(10.0)	7.8

Net Business Profits	12	96.5	138.3	7.6	242.4	110.1	132.3	736.0
Net Gains (Losses) related to Bonds	13	53.4	69.4	4.0	126.9	106.2	20.6	155.1

Net Non-Recurring Gains (Losses)	14	(44.3)	(40.1)	(3.0)	(87.5)	(61.3)	(26.1)	(158.3)
Net Gains (Losses) related to Stocks	15	(32.2)	(41.4)	(1.3)	(75.0)	(70.6)	(4.3)	(50.3)
Expenses related to Portfolio Problems	16	(6.2)	(0.4)	(0.1)	(6.9)	(9.3)	2.4	(51.3)
Reversal of Reserves for Possible Losses on Loans, etc.	17	4.2	10.5	0.5	15.3	(8.9)	24.2	68.2
Other	18	(10.0)	(8.6)	(2.0)	(20.8)	27.6	(48.4)	(124.9)

Ordinary Profits	19	52.1	98.1	4.5	154.9	48.8	106.1	577.6

Net Extraordinary Gains (Losses)	20	(0.3)	(0.1)	(0.2)	(0.6)	0.2	(0.9)	(36.6)
Income before Income Taxes	21	51.8	98.0	4.3	154.2	49.0	105.2	541.0
Income Taxes	22	(18.2)	19.6	3.5	5.0	1.4	3.5	(112.8)

Net Income	23	33.5	117.7	7.9	159.2	50.4	108.7	428.1

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

Credit-related Costs	24	(1.9)	10.0	0.3	8.4	(8.2)	16.6	24.7

Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [11] + Reversal of Reserves for Possible Losses on Loans, etc. [17] + Credit  Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	9.9	5.4	0.1	15.6	14.9	0.6	51.9
Losses on Write-offs of Loans	27	(3.8)	2.7	(0.1)	(1.2)	(0.0)	(1.1)	3.2
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(7.8)	1.5	0.1	(6.1)	(23.9)	17.7	(25.2)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.0	0.0	0.0	(0.0)	0.0	0.0
Reversal of (Provision for) Reserve for Contingencies	30	—	0.2	0.2	0.4	0.3	0.0	(1.2)
Other (including Losses on Sales of Loans)	31	(0.2)	(0.0)	—	(0.2)	0.4	(0.7)	(3.9)
Total	32	(1.9)	10.0	0.3	8.4	(8.2)	16.6	24.7

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	First Quarter of Fiscal 2012 (A)	Change (A) - (B)	First Quarter of Fiscal 2011 (B)
Net Gains (Losses) related to Stocks	(75.0)	(70.6)	(4.3)
Gains on Sales	10.5	3.4	7.1
Losses on Sales	(4.4)	(3.9)	(0.5)
Impairment “Devaluation”	(81.1)	(70.5)	(10.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.1	(0.1)
Gains (Losses) on Derivatives other than for Trading	0.0	0.2	(0.2)

Mizuho Bank

	First Quarter of Fiscal 2012 (A)	Change (A) - (B)	First Quarter of Fiscal 2011 (B)
Net Gains (Losses) related to Stocks	(32.2)	(32.8)	0.6
Gains on Sales	0.4	(2.1)	2.5
Losses on Sales	(0.2)	(0.0)	(0.1)
Impairment “Devaluation”	(33.1)	(31.0)	(2.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	0.6	0.4	0.2

Mizuho Corporate Bank

	First Quarter of Fiscal 2012 (A)	Change (A) - (B)	First Quarter of Fiscal 2011 (B)
Net Gains (Losses) related to Stocks	(41.4)	(36.3)	(5.1)
Gains on Sales	9.1	5.4	3.7
Losses on Sales	(3.3)	(3.1)	(0.2)
Impairment “Devaluation”	(46.5)	(38.6)	(7.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.1	(0.1)
Gains (Losses) on Derivatives other than for Trading	(0.6)	(0.2)	(0.4)

Mizuho Trust & Banking

	First Quarter of Fiscal 2012 (A)	Change (A) - (B)	First Quarter of Fiscal 2011 (B)
Net Gains (Losses) related to Stocks	(1.3)	(1.5)	0.1
Gains on Sales	0.9	0.1	0.8
Losses on Sales	(0.8)	(0.7)	(0.0)
Impairment “Devaluation”	(1.4)	(0.9)	(0.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.0)	—
Gains (Losses) on Derivatives other than for Trading	0.0	0.0	(0.0)

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of June 30, 2012				As of March 31, 2012				As of June 30, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	48,425.7	(184.4)	502.3	686.7	49,798.5	83.8	649.9	566.0	44,657.4	(95.0)	586.2	681.2
Japanese Stocks	2,133.4	(132.2)	293.3	425.5	2,509.3	156.5	453.5	296.9	2,444.6	30.8	391.4	360.5
Japanese Bonds	35,381.2	77.9	107.0	29.0	36,372.5	56.4	91.9	35.5	33,799.0	25.4	92.6	67.2
Other	10,911.0	(130.1)	102.0	232.1	10,916.5	(129.1)	104.4	233.5	8,413.7	(151.2)	102.1	253.4

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥(2.7) billion, ¥(7.3) billion and ¥(8.4) billion, which were recognized in the statement of income as of the end of June 2012, as of the end of March 2012 and as of the end of June 2011, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2012				As of March 31, 2012				As of June 30, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	2,100.4	19.0	19.0	—	1,801.6	14.5	14.5	0.0	1,351.8	9.4	9.7	0.3

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2012				As of March 31, 2012				As of June 30, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	24,274.3	(33.0)	156.9	189.9	23,755.0	0.4	174.1	173.7	20,842.2	(51.4)	159.9	211.4
Japanese Stocks	609.2	(50.8)	74.7	125.5	690.9	(3.8)	100.9	104.7	660.3	(45.7)	82.1	127.9
Japanese Bonds	20,177.5	36.4	57.3	20.9	19,821.0	23.4	48.3	24.8	17,905.2	11.7	49.7	38.0
Other	3,487.5	(18.6)	24.8	43.4	3,243.0	(19.1)	24.9	44.0	2,276.5	(17.4)	28.0	45.5
MHCB
Other Securities	21,468.1	(155.1)	297.6	452.7	23,354.2	34.7	399.6	364.8	21,263.0	(76.6)	358.5	435.2
Japanese Stocks	1,350.4	(98.4)	179.9	278.4	1,612.4	106.7	296.2	189.4	1,570.7	26.9	257.0	230.1
Japanese Bonds	13,564.8	35.0	42.3	7.3	14,829.7	26.4	36.7	10.3	14,200.2	6.5	35.2	28.6
Other	6,552.8	(91.7)	75.2	167.0	6,912.0	(98.4)	66.5	165.0	5,491.9	(110.2)	66.2	176.5
MHTB
Other Securities	2,088.3	5.4	39.6	34.2	2,116.8	31.8	56.0	24.1	2,032.0	20.4	51.9	31.5
Japanese Stocks	148.0	4.5	29.1	24.6	179.2	30.7	46.5	15.7	174.8	24.2	41.7	17.4
Japanese Bonds	1,316.7	6.1	6.9	0.8	1,417.0	6.2	6.4	0.2	1,372.3	6.3	6.9	0.5
Other	623.5	(5.2)	3.5	8.8	520.5	(5.0)	3.0	8.1	484.8	(10.1)	3.3	13.5
Total
Other Securities	47,830.8	(182.7)	494.2	677.0	49,226.1	67.0	629.8	562.7	44,137.3	(107.7)	570.5	678.3
Japanese Stocks	2,107.7	(144.8)	283.7	428.5	2,482.7	133.6	443.7	310.0	2,406.0	5.4	381.0	375.5
Japanese Bonds	35,059.1	77.6	106.7	29.0	36,067.8	56.0	91.5	35.4	33,477.8	24.6	91.8	67.2
Other	10,663.9	(115.6)	103.7	219.3	10,675.6	(122.6)	94.5	217.2	8,253.4	(137.8)	97.6	235.5

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥3.1 billion, ¥5.3 billion, and ¥7.4 billion, which were recognized as Income/Loss as of the end of June 2012, as of the end of March 2012, and as of the end of June 2011, respectively, by applying the fair-value hedge method and others.

3-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2012				As of March 31, 2012				As of June 30, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	2,100.4	19.0	19.0	—	1,800.6	14.5	14.5	0.0	1,350.6	9.4	9.7	0.3
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,100.4	19.0	19.0	—	1,800.6	14.5	14.5	0.0	1,350.6	9.4	9.7	0.3

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of June 30, 2012				As of March 31, 2012				As of June 30, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	—	—	—	—	—	—	—	—	88.2	(42.9)	—	42.9
MHCB	44.2	(5.2)	—	5.2	44.2	(4.8)	—	4.8	338.0	(166.6)	—	166.6
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	44.2	(5.2)	—	5.2	44.2	(4.8)	—	4.8	426.3	(209.6)	—	209.6

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
	Unrealized Gains/Losses
		Change from March 31, 2012	Change from June 30, 2011	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	(181.6)	(272.8)	(95.0)	91.2	(86.5)
Japanese Stocks	(132.0)	(288.3)	(162.8)	156.3	30.8
Japanese Bonds	76.8	21.9	53.0	54.8	23.7
Other	(126.4)	(6.5)	14.7	(119.9)	(141.2)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
	Unrealized Gains/Losses
		Change from March 31, 2012	Change from June 30, 2011	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	(185.9)	(247.6)	(70.7)	61.7	(115.1)
Japanese Stocks	(144.6)	(278.0)	(150.1)	133.3	5.4
Japanese Bonds	76.6	22.0	53.5	54.5	23.0
Other	(117.9)	8.2	25.7	(126.2)	(143.7)

3-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2012			As of March 31, 2012			As of June 30, 2011
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	67.5	79.9	(12.3)	64.0	82.1	(18.0)	78.0	77.0	0.9
MHCB	682.5	398.8	283.7	643.4	401.0	242.4	648.0	389.8	258.1
MHTB	65.4	69.4	(3.9)	63.4	69.9	(6.4)	66.2	74.1	(7.8)
Total	815.6	548.2	267.3	771.0	553.0	217.9	792.3	541.1	251.2

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

Consolidated

	(Billions of yen)
	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	166.5	(10.8)	(75.4)	177.4	242.0
Claims with Collection Risk	526.1	(1.1)	(2.0)	527.3	528.2
Claims for Special Attention	628.7	18.9	81.5	609.8	547.1
Total	1,321.5	6.9	4.1	1,314.5	1,317.3

Trust Account

	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.0	3.0

Total (Consolidated + Trust Account)

	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	166.5	(10.8)	(75.4)	177.4	242.0
Claims with Collection Risk	529.2	(1.1)	(2.0)	530.3	531.3
Claims for Special Attention	628.7	18.9	81.5	609.8	547.1
Total	1,324.5	6.9	4.1	1,317.6	1,320.4

Note:	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

Total (Banking Account + Trust Account)

	(Billions of yen, %)
	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	146.2	(10.7)	(77.3)	157.0	223.6
Claims with Collection Risk	519.9	(1.5)	1.6	521.5	518.3
Claims for Special Attention	508.0	21.0	72.0	487.0	435.9
Sub-total [1]	1,174.3	8.6	(3.6)	1,165.6	1,177.9
NPL ratio [1]/[2]	1.66%	0.02%	(0.07)%	1.63%	1.73%
Normal Claims	69,365.5	(674.4)	2,820.8	70,039.9	66,544.6
Total [2]	70,539.8	(665.7)	2,817.2	71,205.5	67,722.5

MHBK

	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	87.6	(7.7)	(82.3)	95.4	169.9
Claims with Collection Risk	401.9	14.8	12.5	387.1	389.4
Claims for Special Attention	317.2	1.0	30.8	316.2	286.3
Sub-total [3]	806.8	8.1	(38.9)	798.7	845.7
NPL ratio [3]/[4]	2.36%	0.05%	(0.16)%	2.30%	2.52%
Normal Claims	33,358.2	(463.0)	710.3	33,821.3	32,647.9
Total [4]	34,165.1	(454.9)	671.3	34,620.0	33,493.7

MHCB

	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	28.3	(2.4)	13.1	30.8	15.2
Claims with Collection Risk	99.4	(15.0)	(0.4)	114.4	99.8
Claims for Special Attention	170.8	16.0	33.5	154.7	137.2
Sub-total [5]	298.6	(1.4)	46.2	300.0	252.4
NPL ratio [5]/[6]	0.91%	0.00%	0.08%	0.90%	0.82%
Normal Claims	32,498.7	(365.5)	2,014.3	32,864.3	30,484.4
Total [6]	32,797.3	(366.9)	2,060.5	33,164.3	30,736.8

MHTB

	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	30.2	(0.5)	(8.1)	30.8	38.4
Claims with Collection Risk	15.5	(1.3)	(10.3)	16.8	25.8
Claims for Special Attention	19.9	3.9	7.6	16.0	12.3
Sub-total [7]	65.7	1.9	(10.9)	63.7	76.6
NPL ratio [7]/[8]	1.85%	(0.02)%	(0.36)%	1.87%	2.21%
Normal Claims	3,488.0	155.0	98.3	3,333.0	3,389.6
Total [8]	3,553.8	157.0	87.4	3,396.8	3,466.3

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.0	(0.0)	(0.0)	3.0	3.0
NPL ratio [9]/[10]	13.09%	0.43%	1.04%	12.66%	12.04%
Normal Claims	20.4	(0.8)	(2.1)	21.2	22.5
Total [10]	23.4	(0.8)	(2.1)	24.3	25.6

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

3-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
MHBK	57,964.3	219.8	1,177.5	57,744.4	56,786.8
MHCB	18,909.8	(769.6)	(377.1)	19,679.5	19,286.9
MHTB	2,065.2	(39.4)	(155.8)	2,104.6	2,221.0
Total	78,939.4	(589.2)	644.5	79,528.6	78,294.9

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
MHBK	57,944.4	240.2	1,209.0	57,704.1	56,735.3
Individual deposits	36,175.7	637.7	837.5	35,538.0	35,338.2
MHCB	11,021.1	(171.9)	16.7	11,193.1	11,004.4
Individual deposits	8.0	3.7	2.0	4.3	5.9
MHTB	2,041.0	(52.2)	(167.9)	2,093.3	2,209.0
Individual deposits	1,435.8	(32.7)	(124.3)	1,468.6	1,560.1
Total	71,006.6	16.0	1,057.8	70,990.6	69,948.8
Individual deposits	37,619.7	608.7	715.2	37,011.0	36,904.4

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2012			As of March 31, 2012	As of June 30, 2011
		Change from March 31, 2012	Change from June 30, 2011
MHBK	32,041.2	(499.6)	731.3	32,540.8	31,309.8
MHCB	27,959.1	(99.6)	1,793.7	28,058.8	26,165.4
MHTB	3,430.6	151.6	82.9	3,278.9	3,347.7
Total	63,430.9	(447.7)	2,608.0	63,878.6	60,822.9

Note: Loans to MHFG are included as follows:

As of June 30, 2012:	¥569.6 billion (from MHBK ¥530.0 billion; from MHCB ¥39.6 billion)
As of March 31, 2012:	¥741.0 billion (from MHBK ¥700.0 billion; from MHCB ¥41.0 billion)
As of June 30, 2011:	¥760.3 billion (from MHBK ¥700.0 billion; from MHCB ¥60.3 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

	(%)
		First Quarter of Fiscal 2012 (For the three months)		First Quarter of Fiscal 2011 (For the three months)	Fiscal 2011
			Change
MHBK
Return on Loans and Bills Discounted	1	1.34	(0.05)	1.39	1.38
Cost of Deposits and Debentures	2	0.05	(0.01)	0.06	0.05
Loan and Deposit Rate Margin [1]-[2]	3	1.28	(0.04)	1.33	1.32
MHCB
Return on Loans and Bills Discounted	4	0.93	(0.05)	0.98	0.96
Cost of Deposits and Debentures	5	0.10	0.00	0.09	0.09
Loan and Deposit Rate Margin [4]-[5]	6	0.82	(0.06)	0.89	0.86
Total
Return on Loans and Bills Discounted	7	1.19	(0.05)	1.25	1.24
Cost of Deposits and Debentures	8	0.06	(0.00)	0.07	0.06
Loan and Deposit Rate Margin [7]-[8]	9	1.13	(0.05)	1.18	1.17
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.33	(0.06)	1.40	1.38
Loan and Deposit Rate Margin [10]-[8]	11	1.27	(0.05)	1.32	1.31

3-9